Exhibit 99.1

Maxeon Solar Technologies Announces Public Offering of Ordinary Shares

SINGAPORE, May 16, 2023 /PRNewswire/ — Maxeon Solar Technologies, Ltd. (“Maxeon”) (NASDAQ:MAXN) today announced the launch of an underwritten public offering of an aggregate of 6,800,000 ordinary shares. Maxeon is offering 5,100,000 ordinary shares (the “Company Offering”), and an affiliate of TotalEnergies SE (“TotalEnergies”), which currently holds approximately 24.2% of Maxeon’s outstanding ordinary shares, is offering 1,700,000 ordinary shares of Maxeon (the “TotalEnergies Offering” and, together with the Company Offering, the “Offering”). TotalEnergies also intends to grant the underwriters an option, exercisable for 30 days after the date of the final prospectus supplement, to purchase additional ordinary shares in an amount equal to up to 15% of the ordinary shares offered in the Offering on the same terms and conditions.

In addition, pursuant to a share purchase agreement, dated May 16, 2023, with an affiliate of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE SG”) that currently holds approximately 23.7% of Maxeon’s outstanding ordinary shares, Maxeon has agreed to sell to TZE SG, in a private placement exempt from the registration requirements of the Securities Act of 1933, and at a sale price equal to the price to the public in the Offering, $42.0 million of ordinary shares (the “TZE Private Placement”). It is anticipated that, as a result of the TZE Private Placement, the Offering will not materially dilute TZE SG’s current level of equity ownership or alter its governance rights in Maxeon. Completion of the TZE Private Placement is contingent on completion of the Company Offering; however, the Offering is not contingent on the completion of the TZE Private Placement.

Maxeon intends to use the net proceeds from the Company Offering and the TZE Private Placement for capital expenditures for the addition of incremental capacity for the manufacture of Maxeon 7 products, as well as general corporate purposes. Maxeon will not receive any proceeds from the TotalEnergies Offering.

BofA Securities and Morgan Stanley are serving as joint book-running managers and as representatives of the underwriters for the Offering. The Offering is being made pursuant to an effective registration statement on Form F-3 (File No. 333-271971) filed with the Securities and Exchange Commission (the “SEC”). The offering will be made only by means of the prospectus contained in the registration statement and the related prospectus supplement. You may access these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it from BofA Securities, NC1-022-02-25, 201 North Tryon, Charlotte, NC 28255, Attention: Prospectus Department, calling 800/294-1322 or emailing dg.prospectus_requests@bofa.com or by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Maxeon’s ordinary shares nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Maxeon Solar Technologies

Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. Maxeon is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology.

Forward Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the ordinary shares being offered by Maxeon and by TotalEnergies, the completion, timing and size of the Offering and TZE Private Placement and the intended use and allocation of the proceeds. These forward-looking statements are based on Maxeon’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to Maxeon’s strategic plans, including regulatory and other challenges that may arise; (2) Maxeon’s liquidity, substantial indebtedness, terms and conditions upon which Maxeon’s indebtedness is incurred, and ability to obtain additional financing for Maxeon’s projects, customers and operations; (3) Maxeon’s ability to manage supply chain shortages and cost increases and operating expenses; (4) potential disruptions to Maxeon’s operations and supply chain that may result from damage or destruction of facilities operated by its suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, and impacts of the war in Ukraine; (5) Maxeon’s ability to manage its key customers and suppliers; (6) the success of Maxeon’s ongoing research and development efforts and Maxeon’s ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) Maxeon’s ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in Maxeon’s operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding, Maxeon’s manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing Maxeon’s acquisitions, joint ventures and partnerships, including Maxeon’s ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to Maxeon’s annual and/or quarterly guidance which, in combination with Maxeon’s results of operations or other factors, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding Maxeon’s ordinary shares, which may negatively impact the market price of Maxeon’s ordinary shares and volume of Maxeon’s stock trading; (15) unpredictable outcomes resulting from Maxeon’s litigation activities or other disputes; (16) the potential volatility in the price of Maxeon’s ordinary shares; and (17) uncertainties regarding future sales or dispositions of Maxeon’s ordinary shares. A detailed discussion of these factors and other risks that affect Maxeon’s business is included in filings Maxeon makes with the SEC from time to time, including Maxeon’s most recent report on Form 20-F, particularly under the heading “Risk Factors.” Maxeon may not consummate the proposed Company Offering and TZE Private Placement described in this press release and TotalEnergies may not consummate the proposed TotalEnergies Offering described in this press release. If the Company Offering, TotalEnergies Offering and TZE Private Placement are consummated, neither Maxeon nor TotalEnergies can provide any assurances regarding the final terms of the Offering or the TZE Private Placement or Maxeon’s ability to effectively apply the net proceeds it will receive as described above. All forward-looking statements in this press release are based on information currently available to Maxeon, and Maxeon assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Investor Contact:

Robert Lahey

Robert.Lahey@maxeon.com

Mobile: +1 (202) 246-1872

Media Contact:

Anna Porta

Anna.Porta@Maxeon.com

Mobile: +39 (345) 7706205